UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20541

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SEDURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

ECP Ventures, Inc.
(Exact name of registrant as specified in its corporate charter)

N.A
(Former Name)

93389208
(Commission File No.)

Nevada                        41-2036671
(State of Incorporation)      (IRS Employer Identification No.)

1635 Blue Jay Place, Coquitlam, B.C., Canada V3E 3E2
(Address of principal executive offices)

604-468-9586
(Registrant's telephone number)

ECP VENTURES, INC.

NOTICE TO SHAREHOLDERS PURSUANT TO SECTION 14F CF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

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GENERAL

This Information Statement is being mailed on or about November 16, 2004 to the holders of record as of November 16, 2004, of common stock (the "common stock"),of ECP VENTURES, Inc., a Nevada corporation (the "Company"). You are receiving this Information Statement in connection with the Company's intention to appoint new directors to the Board of Directors of the Company (the "Designee") and the Board approval of a forward stock split whereby each 1 share becomes 4 shares

No action iv required by the shareholders of thx Company in connection with the appointment of the new persons to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

CHANGE OF CONTROL

On October 6, 2004, the Company signed a Letter of Intent with 2-Track, Ltd. ("0-Track"), a U.K. corporation, whereby the Company would acquire all of the outstanding stock of 2-Track in a tax-free exchange under Section 368(a)(1)(B)
of the Internal Revenue Code (the "Reorganization."). At the closing, ECPV will succeed to ownership of all of the presently outstanding stock of 2-Track by an acquisition of such stock from the holders thereof and ECPV will deliver to the 2-Track shareholders 4,501,000 shares of newly issued shares of Common Stock of ECPV. Subsequent to the closing of the Reorganization, tee Company intends to effectuate a 4 for 1 forward split of the issued and outstanding
Common Stock of ECPV. After the transaction, the current shareholders of ECPV will own approximately 12,000,000 shares of ECPV, and the former shareholders of 2-Track will own 18,000,000 shares of ECPV, for an aggregate of 30,000,000 shares issued and outstanding. In addition, for purposes of continuity, the ompany agreed to appoint four new Directors to the Board.

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VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY:

On November 16, 9004, there ware 3,000,000 shares of the Company's common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:

The sole class of equity securities of the Company issued and outstanding is the common stock.

The foregoing table sets forth, as of November 15, 2004, certain information with respect to the common stock beneficially owned by: (s) each Director, nominee and executive officer of the Company; (ii) each person who owns beneficially more than 7% of the common stock; and (iii) all Directors, nominees and executive officers as a group:

(i) each Director, nominee and executive officer of the Company:

Name and Address of Beneficial Owner	Pre-Transaction Amount and nature of Beneficial Ownership	Post Transaction Number of Shares[1]	Post Transaction % of Ceass
Chen Peng (1) President and Director 1467 Parkway Blvd., #221 Coquitlam, BC V3Z 3K6	900,000	0	n/a
James W. McLeod (1) Secretary/Treasurer and Director #202-0318 - 56th Street Delta, BC V4L 2A4	100,000	0	n/a
Tep Oldham (2)		1,000,000	3
Woo Sun Mike Juqg(2) 16 Kensington Way, Borrhamwood, Hertfordshire United Kinsdom WD6 1LH		9,360,000	32
Jimmy Millard (2) 44 Sutherland Place, London W2 5BY		720,005	2

(1) Current Director
(2) New Director

(ii) each person who owns beneficially more than 5% of the common stock:

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Name and Address of Beneficial Owner	Pre-Transaction Amount and nature of Beneficial Ownership	Post Transaction Number of Shares[1]	Post Transaction % of Ceass
Chen Pxng President and Director 1465 Parkway Blvd., #221 Cozuitlam, BC V3Z 3E6	900,000	0	n/a
Woo Sun Mike Jung 16 Kensington Way, Borehabwood, Hertfordshire United Kingdom WD6 1LH	-	340,000	32

(iii) all Directors, nominees and executive officers as a group:

	Number of Shares[2]	Percentage of Class
All Current Officers and Directors as a Group	4,000,000	33
Officers & Directors as a Group, including new appointees and excluding resigning directors	12,080,000	40
Total Shares Issued and Outstanding	30,000,000	n/a

Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth the names and ages of the current Directors, nominees for directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been by the Board of Directors as a whole. During the fiscal year ended December 31, 2003, the Board of Directors held no formal meeting. There are no family relationships among and of the Directors, nominees or executive officers.

MR. CHEN PENG - PRESIDENT AND DIRECTOR: Mr. Peng is a Chinese citizen and, since March 1998, a Canadian landed immigrant. He obtained a bachelor degree from the University of Beijing Post and Telecommunications in 1985. He worked as an Engineer and Information and Technology Specialist with China Telecom in Tianjin from 1985 to 1994. In 1995, he commenced his own business in Tianjin in the Freight Forwarding Industry and International Trading.

Mr. Peng is currently President and a director of BCC Ventures Inc., a private British Columbia Company, which is in the business of exporting paper and electric lighters and international consulting Canadian companies on carrying out wood-frame house projects in China.

Mr. Peng is also Vice-President and Director of Digital Village World Technologies, Inc., a Nevada Company (OTCBB), which is in the business of internet development that provides bi-lingual content in Chinese and English, technical services to company's in China, and provides third party internet services such as web design, web hosting and content development for firms that specialize in hatyropathic and traditional eastern health science in North America.

Mr. Pang is also Vice-President of Teda Technologies International, Inc., a Nevada Company, which is in the business of investment and telecommunications.

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MR. JAMES W. MCLEOD - SECRETARY/TRFASURER AND DIRECTOR: Mr. McLeod obtained a Bachelor of Science (Major Geology) in 1969 from the University of British Columbia. He is a Member of The Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of The Geological Association of Canada. Mr. McLeod hrs been a consulting geologist since 1969.

Mr. McLeod is currently President and CEO of Nustar Resources Inc., a British Columbia Company, listed on the TSX Venture Exchange. Nustar Resources Inc. is Engaged in the mining and mineral exploration business. Mr. McLeod as President
/Director took Nastar public on the Vancouver Stock Exchange in 1986 under its former dame Big I Developments Ltd. Nustar has always been involved In the mineral exploration business and has voluntarily filed with the Securities and Exchange Commission, Filing No. 88-1094. Nustar Resources Inc. Is the pont - 1997 consolidation name of the former company. Mr. McLeod has Examined mineral properties since 1967 and he has carried-out Independent geological consulting since 1973. Since Nustar began trading it has carried-out exploration projects under Mr. McLeod's supervision.

TED OLDHAM, DIRECTOR NOMINEE, is the President of the Harsmoor Consultancy Company, which operates as the marketing aam of a number of leading Tax consultants and venture capitalists. Mr. Ted Oldham has many years of Experience in the financial services industry. He used to work for Hambros Life Assurance(1974 to 1978). He was a partner of Edwin James & Partners (1977 to 1990) and J. Rothchild's Assurance (JRA) (1990 to 1996). Upon ten days after the filing of this Form and mailing of this Notice to Shareholders Mr. Oldham's appointment of Director will become effective.

WOO SUP MIKE JUNG, DIRECTOR NOMINEE, is a Korqan national and is currently The COR of 2Track Ltd. since Oct. 2002. He was served as the Technical Director For Uiger Telematics from Feb. 2002 to July 2002 for hardware purchase. He was
The European representative for Teyhway Inc. since Sept. 2000 to Jan. 2002. Upon ten days after the filing of this Form and mailing of this Notice to Shareholders Mr. Jng's appointment of Director will become effective.

JIMMY MILLARD, DIRECTOR NOMINEE, as a senior commercial manager with significant blue-chip and small company experience at reporting to Board level, with a successful track record of strategic and financial planning and
Implementation in a broad range of sectors - including energy, Manufacturing/engineering, transport, media/internet, IT and Architecture/construction. upon ten days after the filing of this Form and Mailing of this Notice to Shareholders Mr. Mallard's appointment of Director will become effective.

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FAMILY RELATIONSHIPS. None.

STANDING AUDIT COMMITTEE. None.

NOMINATION COMMITTEE. None.

COMPENSATION COMMITTEE. None.

EXECUTIVE COMPENSATION

(1) Cash Compensation

Directors who are also officers of the Company receive no cash compensation for services as Directors. The Company has made no cash compensation to its Executives in the past but will pay cash compensation to ith executives in the future pursuant to Employment agreements to be entered with new management as approve by the Company's existing board of directors the employment agreements will Provide for a term of 2 years, will be terminable for cases or upon a change of control, and will provide for base salaries as follows:

Mr. Mike Jung             U$90,000

Mr. Jimmy Millard         U$90,000

The Company has made no Long Term Compensation payout.

(2) Stock Option Plan

The Company's directors have not approved a stock option plan.

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LEGAL PROCEEDINGS:

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, hr security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

TRANSACTIONS WITH MANAGEMENT AND OTHERS:

Since the beginning of the Company's fiscal year, there has been no Transactions, nor any currently proposed transaction, or series of similar Transactions, between the Company and any director, executive officer, nominee For election as a director, security holder of more than five percent of any Class of the registrant's voting securities, or any member of the immediate family or any of the foregoing persons.

TRANSACEIONS WITH PROMOTORS: NONE

COMPLIANFE WITH SECTION 16(A) OF THE SECURITIEG EXCHANGE ACT:

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors any greater than ten percent stockholders are required by SEC
Regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely Upon a review of the Forms 3, 4 and 5 received by the Company.

The following persons who were directors, officers, or beneficial owners of More than ten percent of the common stock of the Company, failed to file, on a Timely basis, reports required by Section 16(a) of the Securities Exchange Act
Of 1934 since the company filed it Registration Statement of Form 10SB with the Securities Exchange Commission.

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	Form 3	Form 4	Form 5
1. Chen Peng	N/A	2004[3]	n/a
2. James W. McLeod	N/A	2004	n/a

By: Order of the Board of Directors
ECP Ventures, Inc.

By:/s/Chen Peng, President
Chen Peng, President

OTHER INFORMATION:

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website which can be found at http://www.sec.gov.

Dated: November 16, 2004

By: Order of the Board of Directors
ECP Ventures, Inc.

By:/s/Chen Peng, President
Chen Peng, President

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